

August 31, 2010

Mr. Stephen Cumming
Vice President Finance and Chief Financial Officer
Atmel Corporation
2325 Orchard Parkway
San Jose, CA 95131

> **Re: Atmel Corporation**
> **Form 10-K for the fiscal year ended December 31, 2009**
> **Filed March 1, 2010**
> **File No. 000-19032**

Dear Mr. Cumming:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the fiscal year ended December 31, 2009

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 33

Contractual Obligations, page 51

1.   We refer to your disclosure that the contractual obligation table excludes liabilities of $116 million and references Note 12 for additional information. We were unable to locate the additional information describing liabilities in that amount. In future filings, please revise the referenced disclosure to clearly disclose the nature of these obligations and why you are unable to make a reliable estimate of the timing of future cash payments.

2.   As a related matter, if the $116 million is intended to be referenced to uncertain tax positions, please explain to us reasons for the difference between the $116 million disclosed on page 52 and the $182 million disclosed as the balance of uncertain tax positions as of December 31, 2009 in the tabular disclosure on page 93. Alternatively, explain how uncertain tax positions are considered in your contractual obligations table.

Note 11. Commitments and Contingencies, page 85

Litigation, page 87

3.   We refer to your general disclosure in the first paragraph that you believe that the outcome of legal proceedings individually and in the aggregate will not have a material adverse effect on your financial position or overall trends in results of operations. However, please tell us how your disclosures consider the guidance from FASB ASC 450-20-50-3 and 50-4. Under the cited guidance, where there is a reasonable possibility that a loss or additional loss may have been incurred with respect to a contingency, you should disclose the possible loss, a range of possible loss or make a statement that an estimate of a loss cannot be made.

Note 12. Income Taxes, page 91

4.   We see that in 2008 you changed your position to no longer assert permanent reinvestment of undistributed earnings for certain foreign entities on a prospective basis.   In future filings, please clarify reasons for and the impact of the election. Also, clarify why you made the election on a prospective basis.

5. As a related matter, in light of the election related to certain foreign entities, please explain to us the rationale for asserting that other undistributed foreign earnings continue to be permanently reinvested.

6. We reference your disclosure that as a result of audits, the IRS has proposed adjustments to certain income tax returns. However, we see no description of the nature of the proposed adjustments in the paragraphs on pages 89 and 94 where you describe the IRS audits. Please tell us where you have made disclosure of the nature of the proposed adjustments or tell us why you believe such disclosure is required under the guidance applicable to uncertain tax positions.

7. You disclose that it is reasonably possible that the total amount of unrecognized tax benefits will increase or decrease in the next 12 months. Please tell us how your disclosure provides all of the information called by FASB ASC 740-10-50-15d. In that regard, it appears that you should also disclose (1) the nature of the uncertainties and (2) the nature of the event(s) that could occur that would lead to changes.

Item 11. Executive Compensation, page 114

8. We note from your discussion under "Incentive Bonuses" on page 20 of the proxy statement that you have incorporated by reference into your Form 10-K that you have not disclosed the specific historical, financial targets to be achieved in order for your named executive officers to earn their respective annual cash incentive payments under the 2009 Bonus Plan. Please provide such disclosure in your future filings, as applicable. To the extent you believe that disclosure of such information, on a historical basis, would result in competitive harm such that the information could be excluded under Instruction 4 to Item 402(b) of Regulation S-K, please provide us with a detailed explanation supporting your conclusion. In discussing how difficult or likely it will be to achieve the target levels or other factors, you should provide as much detail as necessary without disclosing information that poses a reasonable risk of competitive harm.

Item 13. Certain Relationships . . ., page 115

9. Refer to page 40 of your definitive proxy statement. Tell us, and revise future filings to clarify, what are the "most significant" related person transactions and on what criteria your Audit Committee makes that assessment. Also, such disclosure implies that your Audit Committee does not review and approve in advance related person transactions that it believes are not the "most significant." If so, tell us and revise future filings to clarify that fact and to state what types of transactions are not subject to review in advance. Also clarify how the

       assessment of whether and how a transaction is "significant" is different from the review and approval of a transaction.

<u>Item 15. Exhibits and Financial Statement Schedules, page 115</u>

10.   We note your request for confidential treatment for portions of Exhibit 10.20. We will review and provide comments on your request separately. Comments on your request must be resolved before we complete our review of your filing.

       We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

       In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

       You may contact Leigh Ann Schultz at 202-551-3628 or Gary Todd, Accounting Reviewer, at 202-551-3605 if you have questions regarding comments on the financial statements and related matters. Please contact Ruairi Regan at 202-551-3269 or Geoffrey Kruczek at 202-551-641 with any other questions. You may also contact me at (202) 551-3676.

       Sincerely,

       for

       Brian Cascio
       Accounting Branch Chief